                                                                    EXHIBIT 2.1





                            ASSET PURCHASE AGREEMENT

                                 BY AND BETWEEN

                          KERR GROUP, INC. ("SELLER")

                                      AND

                        ALLTRISTA CORPORATION ("BUYER")


                           DATED AS OF MARCH 15, 1996

                               TABLE OF CONTENTS



                                                                             Page
                                                                             ----
SECTION 1.          SALE OF ASSETS  . . . . . . . . . . . . . . . . . . . . . 1

      1.1           Assets to be Purchased by Buyer   . . . . . . . . . . . . 1

      1.2           Excluded Assets   . . . . . . . . . . . . . . . . . . . . 2


SECTION 2.          LIABILITIES   . . . . . . . . . . . . . . . . . . . . . . 2

      2.1           Assumed Liabilities   . . . . . . . . . . . . . . . . . . 2
      2.2           Liabilities Not Assumed by Buyer  . . . . . . . . . . . . 2

SECTION 3.          EXCLUSIVE LICENSE   . . . . . . . . . . . . . . . . . . . 3

SECTION 4.          PURCHASE PRICE AND PAYMENT  . . . . . . . . . . . . . . . 3

        4 1         Purchase Price  . . . . . . . . . . . . . . . . . . . . . 3
        4.2         Payment of Purchase Price   . . . . . . . . . . . . . . . 3
        4.3         Allocation of Purchase Price  . . . . . . . . . . . . . . 3

SECTION 5.          CLOSING; CLOSING DATE   . . . . . . . . . . . . . . . . . 4

         5.1        Closing   . . . . . . . . . . . . . . . . . . . . . . . . 4
         5.2        Seller's Obligations at Closing   . . . . . . . . . . . . 4
         5.3        Buyer's Obligations at Closing  . . . . . . . . . . . . . 5

SECTION 6.          EMPLOYEES OF SELLER   . . . . . . . . . . . . . . . . . . 6

         6.1        Employees   . . . . . . . . . . . . . . . . . . . . . . . 6
         6.2        WARN Act  . . . . . . . . . . . . . . . . . . . . . . ..  6
         6.3        Compensation and Benefits   . . . . . . . . . . . . . .   7
         6.4        Vacation  . . . . . . . . . . . . . . . . . . . . . . ..  7
         6.5        Defined Contribution Plan   . . . . . . . . . . . . . .   7

SECTION 7.          REPRESENTATIONS AND WARRANTIES OF SELLER  . . . . . . . . 8

         7.1        Due Incorporation and Authority   . . . . . . . . . . . . 8
         7.2        Ownership of Purchased Assets   . . . . . . . . . . . . . 8
         7.3        Compliance with Laws  . . . . . . . . . . . . . . . . . . 8
         7.4        Authority; No Violation   . . . . . . . . . . . . . . . . 8
         7.5        Destruction of Purchased Assets   . . . . . . . . . . . . 9
         7.6        Actions and Proceedings   . . . . . . . . . . . . . . .   9
         7.7        Consents and Approvals  . . . . . . . . . . . . . . . . . 9
         7.8        License   . . . . . . . . . . . . . . . . . . . . . . . . 9
         7.9        Product Liability   . . . . . . . . . . . . . . . . . . . 9
         7.10       Right to Acquire Purchased Assets   . . . . . . . . . .  10
         7.11       Condition of Purchased Assets   . . . . . . . . . . . .  10
         7.12       Assignments . . . . . . .. . . . . . . . . . . . . . . . 10






                                                                          Page
                                                                          ----
       7.13         Lease     . . . . . . . . . . . . . . . . . . . . . .   10
       7.14         Labor Matters   . . . . . . . . . . . . . . . . . .  .  11
       7.15         Financial Information   . . . . . . . . . . . . . .  .  11

SECTION 8.          REPRESENTATIONS AND WARRANTIES OF BUYER   . . . . . .   11

       8.1          Due Incorporation and Authority  . . . . . . . . . . .  11
       8.2          Authority; No Violation  . . . . . . . . . . . . . . .  12
       8.3          Consents and Approvals . . . . . . . . . . . . . . . .  12
       8.4          Actions and Proceedings   . . . . . . . . . . . . . .   12

SECTION 9.          COVENANTS AND AGREEMENTS  . . . . . . . . . . . . . .   13

      9.1           Further Assurances . . . . . . . . . . . . . . . . . .  13
      9.2           Noncompetition . . . . . . . . . . . . . . . . . . . .  13
      9.3           Audit of Home Canning Supplies Business   . . . . . .   14

SECTION 10.         TAX MATTERS   . . . . . . . . . . . . . . . . . . . .   14

     10.1           Tax Definition  . . . . . . . . . . . . . . . . . . .   14
     10.2           Tax Matters   . . . . . . . . . . . . . . . . . . . .   14
     10.3           Tax Cooperation; Allocation of Taxes  . . . . . . . .   15

SECTION 11.         SURVIVAL OF REPRESENTATIONS AND
                    WARRANTIES OF SELLER AND BUYER  . . . . . . . . . . .   15

SECTION 12.         INDEMNIFICATION   . . . . . . . . . . . . . . . . . .   16

       12.1         Obligation of Seller to Indemnify   . . . . . . . . ..  16
       12.2         Obligation of Buyer to Indemnify  . . . . . . . . . ..  16
       12.3         Notice and Opportunity to Defend . . . . . . . . . . .  17
       12.4         Limitation of Liability  . . . . . . . . . . . . . . .  17

SECTION 13.         MISCELLANEOUS   . . . . . . . . . . . . . . . . . . .   18

        13.1        Expenses  . . . . . . . . . . . . . . . . . . . . . ..  18
        13.2        Notices   . . . . . . . . . . . . . . . . . . . . . ..  18
        13.3        Entire Agreement  . . . . . . . . . . . . . . . . . ..  19
        13.4        Waivers and Amendments; Remedies  . . . . . . . . . ..  19
        13.5        Arbitration   . . . . . . . . . . . . . . . . . . . ..  20
        13.6        Governing Law; Jurisdiction   . . . . . . . . . . . ..  20
        13.7        Binding Effect; No Assignment   . . . . . . . . . . ..  20
        13.8        Counterparts  . . . . . . . . . . . . . . . . . . . ..  20
        13.9        Exhibits and Schedules . . . . . . . . . . . . . . . .  20
        13.10       Headings and Gender . . . . . . . . . . . . . . . . ..  20
        13.11       Severability  . . . . . . . . . . . . . . . . . . . ..  20





                                   SCHEDULES
                                   ---------

                 Schedule 1.1(a)                            Machinery and Equipment

                 Schedule 1.1(b)                            Raw Materials

                 Schedule l.l(c)                            Contracts of Seller

                 Schedule 6.1                               Seller's Employees

                 Schedule 7.4                               Excepted Contracts

                 Schedule 7.9                               Product Liability

                 Schedule 7.14                              Employee Benefit Plans

                 Schedule 7.15                              Financial Information



                                    EXHIBITS
                                    --------


                 Exhibit A                                  Bill of Sale

                 Exhibit B                                  Assignment of Trademarks

                 Exhibit C                                  Assignment of Contract Rights
                                                            and Acceptance of Assignment

                 Exhibit D                                  Assignment and Assumption of
                                                            Lease

                 Exhibit E                                  Opinion of Counsel of Seller

                 Exhibit F                                  Opinion of Counsel of Buyer



                            ASSET PURCHASE AGREEMENT


         THIS ASSET PURCHASE AGREEMENT, dated as of the 15th day of March, 1996, by and between KERR GROUP, INC., a Delaware corporation ("Seller"), and ALLTRISTA CORPORATION, an Indiana corporation ("Buyer").

                                  WITNESSETH:

         WHEREAS, Seller operates two business segments: the Plastic Products segment and the Consumer Products segment. Operations in the Consumer Products segment include the manufacture and sale of caps and lids and the sale of glass jars, a line of pickling spice and pectin products for home canning and the sale of other related products including ice tea tumblers and beverage mugs (collectively "Home Canning Supplies Business"); and

         WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell to Buyer, in accordance with the terms and subject to the conditions of this Agreement, certain assets and rights of Seller related to the Home Canning Supplies Business.

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, the parties hereby agree as follows:


1.       Sale of Assets.

         1.1 Assets to be Purchased by Buyer. Except as otherwise provided in Section 1.2 hereof, at the Closing (as defined in Section 5 hereof), Seller shall sell, assign, transfer, and deliver to Buyer, or cause to be sold, assigned, transferred, and delivered to Buyer, and Buyer shall purchase, all of the Purchased Assets (as hereinafter defined), on the terms and subject to the conditions set forth herein. "Purchased Assets" shall mean all of the following assets and rights:

         (a) all right, title, and interest of Seller in and to all of the machinery and equipment of Seller used exclusively in the Home Canning Supplies Business as identified on Schedule l.l(a) hereto (the "Equipment"); and

         (b) all right, title, and interest of Seller in certain raw material identified on Schedule 1.1(b) hereto (the "Raw Materials"); and

         (c) all right, title, and interest of Seller in certain contracts to which Seller is a party relating exclusively to the Home Canning Supplies Business as identified on Schedule 1.1(c) hereto (the "Contracts"); and

         (d) all right, title, and interest of Seller in the trademarks "Extra Crisp," "Jel 'N Jam" and "Self-Sealing" and the related trademark registrations (the "Trademarks"); and

         (e) all books and records of the Seller relating to the Home Canning Supplies Business including without limitation customer mailing lists, trade show materials, sales and marketing literature, market research and related artwork; and

        (f) the perpetual and exclusive license to use the name "Kerr" as set forth in Section 3.

         1.2 Excluded Assets. Anything in Section 1.1 to the contrary notwithstanding, there shall be excluded from the assets and rights to be transferred to Buyer hereunder, and the term "Purchased Assets" shall not mean or include: (i) any cash or cash equivalents of Seller (including marketable securities) on hand or in bank accounts, (ii) any accounts or notes receivable of Seller, (iii) any inventory of Seller, including work in process or finished goods, or (iv) any other assets or rights of Seller not described in Section
1.1 (the "Excluded Assets").

2.       Liabilities.

         2.1 Assumed Liabilities. Subject to the terms and conditions of this Agreement, all pre-Closing liabilities relating to the Purchased Assets and the Home Canning Supplies Business of Seller (the "Pre-Closing Liabilities") shall be retained by Seller and shall not be assumed by Buyer; provided, however, Buyer shall assume the following specific obligations and liabilities of Seller as of the Closing Date: (1) all right, title, interest in, and obligations under a certain Amended and Restated Lease by and between Phoenician Properties, as Lessor, and Seller, as Lessee, dated May 16, 1994, with respect to Seller's facility located in Jackson, Tennessee (the "Lease"),
(2) all right, title, interest in, and obligations under a certain Glass Supply Agreement by and between Seller and Ball Foster Glass Container Co., L.L.C., dated September 9, 1992 (the "Glass Supply Agreement"), and (3) all obligations associated with any employees of Seller who are employed in connection with the Home Canning Supplies Business and who become employees of Buyer in accordance with Section 6 of this Agreement, including any severance pay obligations to any such employees hired by Buyer which accrue after the Closing Date and the accrued vacation pay liability pursuant to Section 6.4 (collectively, the "Assumed Liabilities").

         2.2 Liabilities Not Assumed by Buyer. Anything in this Agreement to the contrary notwithstanding, Buyer shall not assume, or in any way be liable for, any liabilities or obligations of Seller other than those specifically referenced in Section 2.1 (the

"Excluded Liabilities"). For purposes of this Agreement, all Excluded Liabilities shall be deemed to be Pre-Closing Liabilities.

3. Exclusive License. Seller hereby grants to Buyer, in consideration of the rights and benefits granted herein, a perpetual exclusive, worldwide license to use the "Kerr" name and any variations thereof in connection with the Home Canning Supplies Business or the consumer food products industry (the "License"). In the event the "Kerr" name as it is used in this Section is registered with the United States Patent and Trademark Office, Seller shall execute any and all documents necessary to record the License with the United States Patent and Trademark Office.

         Buyer shall be entitled to enforce and recover for all infringements of the "Kerr" name and the Trademarks consistent with the terms of this Section
3. Buyer and Seller shall cooperate with each other in preventing the unauthorized use of the "Kerr" name and the Trademarks and prosecuting infringers. If there occurs a change of control or majority ownership of Buyer which is not approved prior to such change by a majority of the members of the Buyer's board of directors in office immediately prior to such change, then Seller shall have the option, upon written notice to Buyer, to terminate the License.

4.       Purchase Price and Payment.

         4.1 Purchase Price. The aggregate purchase price for the Purchased Assets, the License, and the covenants of Seller (including Section 9.2) shall be Fourteen Million Four Hundred Seventeen Thousand Dollars ($14,417,000) (the "Purchase Price"), which includes a credit for vacation pay accrued in the amount of $106,611 pursuant to Section 6.4 and prepaid rent of the Seller in the amount of $23,917.

         4.2 Payment of Purchase Price. At the Closing, Buyer shall deliver to Seller the Purchase Price by wire transfer to one or more accounts at banks in the United States identified by Seller at least two (2) business days prior to the Closing Date.

         4.3 Allocation of Purchase Price. Buyer and Seller agree that this Agreement is a purchase and sale of assets for tax purposes. No later than thirty (30) days from Closing, Buyer and Seller shall use their best efforts to agree on an allocation of the Purchase Price among the Purchased Assets, the License, and the covenants of Seller (including Section 9.2). ("Allocation Agreement"). Buyer and Seller shall report, or cause to be reported, this transaction for tax purposes in accordance with the Allocation Agreement and each party agrees to act in accordance with such Allocation Agreement in the course of any tax audit, tax review or tax litigation concerning such party and relating thereto. Neither Seller nor Buyer will assert, or permit to be asserted, that the allocation set forth in the Allocation Agreement was not separately bargained for at arm's length and in good faith.


5.       Closing; Closing Date.

         5.1 Closing. The closing of the sale and purchase of the Purchased Assets contemplated hereby (the "Closing") shall take place simultaneously with the execution of this Agreement on March 15, 1996, at the offices of Willkie Farr & Gallagher, One Citicorp Center, 153 E. 53rd Street, New York, New York or at a date, time, and location mutually acceptable to the parties. The applicable time and date is herein called the "Closing Date." Buyer shall be deemed to own the Purchased Assets at 3:30 p.m., Central Standard time, on the Closing Date. In connection with the assignment of the Lease, Buyer shall be provided with possession of the leased premises at 3:30 p.m., Central Standard time, on the Closing Date. As soon as practicable after the Closing, Seller and Buyer shall agree upon all prorations of utilities, taxes or similar items which are the responsibility or property of Seller under the Lease, and the prorations shall be based on such time and date.

         5.2 Seller's Obligations at Closing. At the Closing, Seller shall deliver (or cause to be delivered) to Buyer the following (in form and substance reasonably satisfactory to counsel for Buyer):

         (i) A Uniform Commercial Code search from the State of Tennessee and the County of Madison, Tennessee showing no liens on the Purchased Assets;

         (ii) A duly executed Bill of Sale by Seller for the Equipment and the Raw Materials and such other documents or instruments of transfer necessary to vest in Buyer full and complete title to the Equipment and the Raw Materials, free and clear of all liens, pledges, security interests, and encumbrances on the Closing Date, substantially in the form attached hereto as Exhibit A;

         (iii) A duly executed Assignment of the Trademarks, substantially in the form attached hereto as Exhibit B;

         (iv) A duly executed Assignment of Contract Rights and Acceptance of Assignment by Seller assigning the rights, title, interest, and obligations in, under, and to the Contracts and the Glass Supply Agreement to Buyer, substantially in the form attached hereto as Exhibit C;

         (v) A duly executed Assignment and Assumption of Lease by Seller assigning the rights, title, interest, and obligations in, under, and to the Lease to Buyer, substantially in the form attached hereto as Exhibit D;


         (vi) An opinion of Seller's counsel, substantially in the form attached hereto as Exhibit E;

         (vii) Certified resolutions of the directors of Seller approving and authorizing the transactions contemplated by this Agreement;

         (viii) A duly executed Sales Agent Agreement by Seller wherein Buyer agrees to act as Seller's agent with respect to the sale of Kerr Pre-Closing Inventory (as defined therein); and

         (ix) such other instruments, documents, and considerations which may be reasonably required by Buyer or Buyer's counsel to effectuate the transaction contemplated by this Agreement.

         5.3 Buyer's Obligations at Closing. At the Closing, Buyer shall deliver (or cause to be delivered) to Seller the following (in form and substance reasonably satisfactory to counsel for Seller):


         (i) Payment of the Purchase Price in accordance with the terms and conditions set forth in Section 4;

         (ii) A duly executed Assignment of Contract Rights and Acceptance of Assignment by Buyer accepting the assignment of the rights, title, interest, and obligations in, under, and to the Contracts and the Glass Supply Agreement to Buyer, substantially in the form attached hereto as Exhibit C;

         (iii) A duly executed Assignment and Assumption of Lease by Buyer accepting the assignment of the rights, title, interest, and obligations in, under, and to the Lease to Buyer, substantially in the form attached hereto as Exhibit D;

         (iv) An opinion of Buyer's counsel, substantially in the form attached hereto as Exhibit F;

         (v) Certified resolutions of the directors of Buyer approving and authorizing the transactions contemplated by this Agreement; and

         (vi) A duly executed Sales Agent Agreement by Buyer wherein Buyer agrees to act as Seller's agent with respect to the sale of Kerr Pre-Closing Inventory; and


         (vii) such other instruments, documents, and considerations which may be reasonably required by Buyer or Buyer's counsel to effectuate the transaction contemplated by this Agreement.

6.       Employees of Seller.

         6.1 Employees. Buyer shall, effective as of the Closing Date, offer to employ all employees of the Seller listed on Schedule 6.1 who are actively employed in the Home Canning Supplies Business ("H.C. Employees"). Any employees of the Seller who would otherwise be H.C. Employees as of the Closing Date but for the fact that they are on temporary leave of absence due to illness, short-term disability, or vacation shall be extended an employment offer by Buyer provided they return from such temporary leave of absence and report for work to Buyer within 90 days of the Closing Date, or such longer period as may be required by any federal or state law granting employees re-employment rights upon return from a leave of absence and shall be deemed to be H.C. Employees as of the date they report for work to Buyer. Buyer shall have no responsibility to employ any H.C. Employees who are disabled within the meaning of the long-term disability plan of Seller. Unless specifically noted by Seller on Schedule 6.1 or elsewhere, the employment of all H.C. Employees shall terminate on the Closing Date. The employment commencement date of the qualified H.C. Employees with the Buyer shall be the later of the Closing Date or the date any otherwise qualified H.C. Employee reports for work to Buyer, as noted above. Once employed by the Buyer, the affected employees shall be known as the "Alltrista H.C. Employees." Buyer shall not be obligated to continue any employment relationship with any Alltrista H.C. Employees for any specific period of time.

         6.2 WARN Act. Buyer shall assume responsibility for any obligations or liabilities to the Alltrista H.C. Employees under the Worker Adjustment and Retraining Notification Act (the "WARN Act"). Seller retains any responsibility for any obligations or liabilities to H.C. Employees who do not become Alltrista H.C. Employees under the WARN Act as a result of actions taken by Seller on or after the Closing Date.

         6.3 Compensation and Benefits. Unless otherwise specified in this Agreement, Seller shall remain responsible for all liabilities related to H.C. Employees which accrue or have been accrued on or prior to the Closing Date. Buyer shall provide any Alltrista H.C. Employees with a total package of initial compensation and benefits substantially similar to the compensation and benefits currently provided by Seller to the H.C. Employees assuming comparable levels of work responsibilities. Alltrista H.C. Employees shall be credited with the same years of service for participation, eligibility for benefits, and vesting purposes under the terms of any employee pension benefit plan or employee welfare benefit plan offered by Buyer to said employees that were credited to them under the terms of the Seller's comparable plan(s). Buyer shall make any necessary modifications to its employee benefit plans to reflect the intent of this Section 6.3.

         Alltrista H.C. Employees shall continue to be eligible to participate in and be covered by Seller's health and dental benefits plan until December 31, 1996. Buyer shall reimburse Seller for the premium cost thereof accruing after the Closing Date promptly upon presentation by the Seller to the Buyer of such premuim costs for the Alltrista H.C. Employees. Seller shall amend its contract with its insurance carrier to provide that Seller retains financial reponsibility under such plan until the plan's anniversary date, January 1, 1997.

         Seller shall be responsible for any severance benefits which may become payable to H.C. Employees which do not become Alltrista H.C. Employees for whatever reason. If Alltrista H.C. Employees are subsequently terminated by Buyer, Buyer shall be responsible for any severance benefit payments under the terms of its severance benefit plans in effect at the time of an affected employee's termination of employment.

         6.4 Vacation. Accrued and unused vacation pay of the H.C. Employees who become Alltrista H.C. Employees as of the Closing Date has been reflected as a credit to the Purchase Price. Any accrued but unused vacation days of any Alltrista H.C. Employees as of the Closing Date shall transfer with the affected employees and shall be available to them as employees of the Buyer. Buyer shall hold Seller harmless from any claims made by Alltrista H.C. Employees for accrued and unused vacation benefits as of the Closing Date.

         6.5 Defined Contribution Plan. Following the Closing Date, Buyer and Seller shall cooperate with the Alltrista H.C. Employees who wish to elect a qualified rollover into Buyer's defined contribution (401(k)) plan.

7.       Representations and Warranties of Seller.

         Seller represents and warrants to Buyer on the date hereof as follows:

         7.1     Due Incorporation  and  Authority.    Seller   is   a
corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and lawful authority to own, lease, and operate its assets, properties, and business and to carry on its business as now being and as heretofore conducted.

         7.2 Ownership of Purchased Assets. Seller is the owner of the Purchased Assets. Seller has, and at the Closing Buyer will receive, good and marketable title to all such Purchased Assets, free and clear of any liens, security interests or other encumbrances.

         7.3 Compliance with Laws. Seller is in compliance in all material respects with all laws, regulations, orders, judgments, decrees or other judicial or administrative mandates of any court or governmental, regulatory or administrative agency, instrumentality or authority or other tribunal applicable to the Home Canning Supplies Business (including, without limitation, any law, regulation, order or requirement relating to securities, properties, business, products, advertising, sales or employment practices, terms and conditions of employment, wages and hours, safety, occupational safety, health or welfare conditions relating to premises occupied, environmental protection, product safety and liability, and civil rights).

         7.4 Authority; No Violation. Seller has the full legal right, power, and authority to execute and deliver this Agreement and the other instruments and agreements contemplated by this Agreement and to perform its obligations hereunder and thereunder. This Agreement and the transactions contemplated hereby have been duly authorized by Seller. This Agreement has been duly executed and delivered by Seller and is a valid and binding agreement of Seller enforceable against Seller in accordance with its terms. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby (the "Contemplated Transactions") will not
(i) violate, conflict with or result in the breach of any provision of the organizational documents of Seller; (ii) except as set forth on Schedule 7.4, violate or result in the breach of any of the terms of any contract or other agreement to which Seller is a party or binding upon Seller or any of its properties which violation or breach would have a material adverse effect on the value of the Purchased Assets or Seller's ability to convey the Purchased Assets to Buyer or otherwise perform its obligations hereunder ("Material Adverse Effect"); (iii) violate any order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, Seller or upon the assets of Seller; (iv) violate any statute, law or regulation of any jurisdiction; or (v) result in the creation or imposition of any lien or encumbrance on any of the Purchased Assets.

         7.5 Destruction of or Damage to Purchased Assets. There is no damage, destruction or loss which has or would have a material adverse effect on the Purchased Assets.

         7.6 Actions and Proceedings. There are no actions, suits or claims or legal, administrative or arbitrable proceedings or investigations pending, or, to the knowledge of Seller after due inquiry, threatened, against or involving Seller, any of its properties or assets, or the Purchased Assets which, individually or in the aggregate, could, if decided adversely to Seller, have a Material Adverse Effect. Seller is not charged by any governmental agency, instrumentality or authority with a violation of, or, to the knowledge of Seller after due inquiry, threatened by any governmental agency, instrumentality or authority with a charge of a violation of, any Federal, State, county or municipal law or regulation relating to the Home Canning Supplies Business which could have a Material Adverse Effect.

         7.7 Consents and Approvals. Except as set forth on Schedule 7.4, the execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder, and the consummation of the Contemplated Transactions do not require Seller to obtain any consent, approval or waiver or any action of or by, any person or governmental or regulatory body. All licenses, permits, and other authorizations and approvals issued to Seller by regulatory and other governmental agencies and instrumentalities necessary for or relating in any way to the Home Canning Supplies Business are validly issued and in full force and effect, except where the failure to have such licenses, permits or other authorizations and approvals would not have a Material Adverse Effect.

         7.8 License. Seller owns all right, title, and interest in and to the "Kerr" trademark for the purposes of the License. Seller has the full legal right, power, and authority to grant the License to Buyer and to perform its obligations with respect to the License. There are no licenses, sublicenses or other agreements as to which Seller is a party and pursuant to which any person, other than Seller, is authorized to use the "Kerr" trademark, other than the License.

         7.9 Product Liability. Except as set forth on Schedule 7.9, there are no actions, suits or claims or legal, administrative or arbitrable proceedings pending, or, to the knowledge of Seller after due inquiry, threatened, by any end-user customer against

Seller based upon or arising out of personal injury or property damage caused by any products of Seller in the Home Canning Supplies Business.

         7.10 Right to Acquire Purchased Assets. No party, other than Buyer, has the right to acquire the Purchased Assets.

         7.11 Condition of Purchased Assets. The Equipment is in good and operable condition, normal wear and tear excepted.

         7.12 Assignments. The Contracts and the Glass Supply Agreement are all in full force and effect and Seller has the authority to assign such agreements to Buyer, and, if the assignment of such agreements requires the consent of any other party, Seller has obtained the requisite consent of such party to the assignments. All obligations presently due and payable by Seller under the Glass Supply Agreement as of Closing have been paid.

         7.13 Lease. (a) Seller has a valid and enforceable leasehold interest in the premises as described in the Lease. True and accurate copies of the Lease have been delivered to Buyer.

         (b) With respect to the Lease, no default or event of default on the part of Seller as Lessee, and, to the knowledge of Seller, no default or event of default on the part of the Lessor, under the provisions of any of said leases, and no event which with the giving of notice or passage of time, or both, would constitute such default or event of default on the part of Seller, or, to the knowledge of Seller, on the part of the Lessor, has occurred and is continuing unremedied or unwaived. As of the Closing Date, all rent due under the Lease has been paid.

         (c) The buildings and improvements leased by Seller under the Lease and the operation or maintenance thereof as now operated and maintained, do not (i) contravene any zoning or building law or ordinance or other administrative regulation or (ii) violate any easement, right, assessment, set-back, limitation, restrictive covenant or any provision of federal, state or local law, the effect of which materially interferes with or prevents the continued use of such property for the purposes for which the property is now being used, or would materially affect the value thereof. The Seller has in place all legally required operating permits for the operation of the Home Canning Supplies Business on the real property leased by Seller pursuant to the Lease.

         (d) There exists no pending or, to the knowledge of Seller, threatened condemnation, eminent domain or similar proceeding with respect to, or which could affect, the real property leased by Seller pursuant to the Lease.

         7.14 Labor Matters. (a) Seller has delivered or will deliver to Buyer true, accurate and complete copies of all personnel files for all Alltrista H.C. Employees setting forth the name of each such person, the title or job classification of each such person, the present salary or compensation of each such person, the amounts paid to such individual in the calendar year 1995 and including without limitation employment applications and compensation historical data. Seller shall be responsible for and shall indemnify Buyer from all of its wage, salary, and benefit obligations to Seller's employees (other than vacation pay) including without limitation Seller's obligation, if any, to pay covered medical expenses incurred by its employees on or prior to the Closing Date but not submitted by its employees to Seller or its welfare plan insurer until after the Closing Date.

         (b) Except as set forth on Schedule 7.14, Seller is not, with respect to any H.C. Employee, a party to any written or, to Seller's knowledge, oral (i) employee collective bargaining agreement, employment agreement, consulting agreement, deferred compensation agreement, confidentiality agreement, or covenant not to compete, or (ii) employees' pension, profit-sharing, stock option, bonus, incentive, stock purchase, welfare, life insurance, hospital or medical benefit plan, or any other employee benefit plan.

         7.15 Financial Information. Attached as Schedule 7.15 is summary financial information of the Home Canning Supplies Business which has been provided by Seller to Buyer for Sellers fiscal years ended December 31, 1994 and December 31, 1995 ("Annual Financial Information"). The Financial Information (i) has been prepared in accordance with generally accepted accounting principles consistently applied and (ii) presents fairly the results of operation of the Home Canning Business for the period then ended.

         Neither the representations and warranties of Seller contained herein nor in any certificate, Exhibit, Schedule or other writing delivered to Buyer pursuant hereto or in connection with the sale of the Purchased Assets contain any untrue statement of a material fact or, taken together, omit to state a material fact necessary in order to make the statements herein and therein not misleading. The foregoing representations and warranties of Seller are made with the knowledge and expectation that Buyer is placing complete reliance on such representations and warranties in order to enter into this Agreement.

8. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

         8.1 Due Incorporation and Authority. Buyer is a corporation duly organized and validly existing under the laws of the State of Indiana and has all requisite corporate power and authority to own, lease, and operate its assets, properties, and business and to carry on its business as now being and as heretofore conducted.

         8.2 Authority; No Violation. Buyer has the full legal right, power, and authority to execute and deliver this Agreement and the other instruments and agreements contemplated by this Agreement and to perform its obligations hereunder and thereunder. This Agreement and the transactions contemplated hereby have been duly authorized by Buyer. This Agreement has been duly executed and delivered by Buyer and is a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to, the acquisition and ownership of the Purchased Assets, the use of the License, and the assumption and discharge of the Assumed Liabilities, will not in any material respect (i) violate, conflict with or result in the breach of any provision of the organizational documents of Buyer; (ii) violate or result in the breach of any of the terms of any contract or other agreement to which Buyer is a party or binding upon Buyer or any of its properties; (iii) violate any order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, Buyer or upon the assets of Buyer; (iv) violate any statute, law or regulation of any jurisdiction; or (v) contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Buyer.

         8.3 Consents and Approvals. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder, and the consummation of the Contemplated Transactions do not require Buyer to obtain any consent, approval or waiver or any action of or by, any person or governmental or regulatory body.

         8.4 Actions and Proceedings. There are no actions, suits or claims or legal, administrative or arbitrable proceedings or investigations pending, or, to the knowledge of Buyer, threatened, against or involving Buyer or any of its properties or assets which, individually or in the aggregate, could, if decided adversely to Buyer, have a material adverse effect upon the condition of its business or otherwise on Buyer's ability to consummate the Contemplated Transactions.

Neither the representations and warranties of Buyer contained herein nor in any certificate, Exhibit, Schedule or other writing delivered to Seller pursuant hereto or in connection with the sale of the Purchased Assets contain any untrue statement of a material fact or, taken together, omit to state a material fact necessary in order to make the statements herein and therein not misleading. The foregoing representations and warranties of Buyer are made with the knowledge and expectation that Seller is placing complete reliance on such representations and warranties in order to enter into this Agreement.

9.  Covenants and Agreements.  The parties covenant and agree as follows:

         9.1 Further Assurances. Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably requested by the other party to carry out the provisions hereof and the Contemplated Transactions. Each such party shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions to the other party's obligations hereunder. Following Closing, Seller shall cooperate with Buyer in the transition of the Home Canning Supplies Business including data processing, employment information and documentation and other related activities. Buyer shall reimburse Seller for any out-of-pocket costs incurred by Seller as a result of providing such transition services.

         9.2     Noncompetition.

         (a) For a period of ten (10) years from the Closing Date, Seller shall not compete, engage, or render services in the Home Canning Supplies Business in the United States, Canada or anywhere where Seller has distributed and sold products in the home canning industry in the past twelve (12) months or is currently distributing and selling products in the home canning industry, either directly or indirectly, as a principal or for its own account or solely or jointly with others, or as stockholder in any corporation or joint stock association, in any organization which is in the Home Canning Supplies Business; provided, however, that the following shall not constitute violations of this Section 9.2: (i) the investment by Seller's employee benefit plans in any publicly traded company provided that such investment represents less than 5% of such companies outstanding securities, or (ii) the activities of Seller after the Closing relating to the sale of any of the Kerr Pre-Closing Inventory. For purposes of this Section, "compete" shall mean, directly or indirectly, own, manage, operate, control, participate in, be a shareholder in, provide any assistance to contract with or be connected in any manner with any form of business organization that engages in the Home Canning Supplies Business.

         (b) Seller specifically acknowledges the necessity for the covenants contained in this Section and that the restrictive period of time and geographic limitations specified are reasonable in view of the Contemplated Transactions, the nature of the business in which Buyer is engaged, and Seller's knowledge of Buyer's operations. If any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period, and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law. Seller acknowledges that Buyer would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. In addition to all other rights and remedies which Buyer may have at law, as an additional and cumulative remedy, Buyer shall be entitled to injunctive relief and specific performance by Seller of this Section, and Seller consents to the entry thereof.

         9.3 Audit of Home Canning Supplies Business. Seller shall provide any required financial information relating to the Home Canning Supplies Business to its outside auditors who shall perform an audit of the financial statements of the Home Canning Supplies Business for Buyer as of and for the twelve months ended December 31, 1995 in a form which complies with the provisions of Item 7 of Form 8-K. The audit shall be completed no later than April 30, 1996 and Seller shall cooperate in the preparation of the financial statements and the audit. Buyer will be responsible for the cost of such audit.

10.      Tax Matters.

         10.1 Tax Definition. For purposes of this Agreement, "Tax" or "Taxes" means any net income, alternative or minimum tax, withholding, payroll or employment tax, sales, real estate, personal property or other taxes or fees, penalties, and interest pertaining to the assets or the Home Canning Supplies Business of Seller.

         10.2 Tax Matters. Seller hereby represents and warrants to Buyer that Seller has paid, will timely pay or will cause to be paid (i) all Taxes payable by it attributable to any pre-closing Tax period which are required to be paid on or prior to the Closing Date, the non-payment of which would result in a lien or other type of encumbrance on any Purchased Asset, and (ii) all Taxes relating to the ownership of the Purchased Assets or the operation of the Home Canning Supplies Business on and prior to the Closing Date.

         10.3    Tax Cooperation; Allocation of Taxes.

         (a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of any Tax return, declaration or report, the making of any election related to Taxes, the preparation for any audit by any taxing authority, or the prosecution or defense of any claim, suit or proceeding with respect to Taxes. Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in the conduct of any audit, litigation or other proceeding with respect to Taxes to the extent relevant to the Purchased Assets.

         (b) All personal property taxes, similar ad valorem obligations, and special assessments imposed with respect to the Purchased Assets for a Tax period which includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer, with Seller bearing a portion of such Taxes based on the number of days in the Tax period on and prior to the Closing Date and Buyer bearing a portion of such Taxes based on the number of days in the Tax period after the Closing Date.

         (c) Any transfer, documentary, sales, use, excise or other Taxes and fees (including recording or filing fees) imposed in connection with this Agreement and the Contemplated Transactions shall be borne and paid by Buyer.

         (d) Taxes described in Section 10.3(b) and (c) shall initially be timely paid as provided by applicable law and the paying party shall be entitled to reimbursement from the nonpaying party in accordance with Section 10.3(b) and (c). The paying party shall promptly notify the non-paying party of the payment of such Tax and the non-paying party shall make such reimbursement within ten (10) business days after it receives such notice. Any payment not made within such time shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Internal Revenue Code for each day until paid.

11.      Survival of Representations and Warranties of Seller and Buyer.

         All representations, warranties, covenants, and agreements shall survive the execution and delivery of this Agreement and the Closing hereunder and shall thereafter terminate and expire on the date which is twelve (12) months after the Closing Date; provided, however, that (i) the covenant in
Section 9.2 shall survive the Closing for ten (10) years, (ii) the covenants in
Section 10 shall survive the Closing for the applicable statutory period, and
(iii) the indemnification obligations of Seller and Buyer pursuant to

Section 12.1(b) and 12.2(b) for claims by any third party shall survive indefinitely. Notwithstanding the foregoing, (i) any representation, warranty, covenant or agreement in respect of which indemnity may be sought under Section
12.1 or 12.2 shall survive the time at which it would otherwise terminate, as to a particular misrepresentation or particular breach thereof giving rise to such right to indemnity, if written notice of the misrepresentation or breach thereof giving rise to such right to indemnity shall have been given to the party against whom such indemnity may be sought prior to such time, and (ii) any indemnity claim based on any misrepresentation or breach of any representation, warranty, covenant or agreement in respect of which indemnity may be sought under Section 12.1 or 12.2 shall be made promptly after the party seeking to make such claim first became aware of the facts constituting the basis thereof (unless, prior to such time, notice of such claim shall have been given to the party against whom such indemnity may be sought).

12.      Indemnification.

         12.1 Obligation of Seller to Indemnify. Subject to Section 11, Seller agrees to indemnify, defend, and hold harmless Buyer from and against any and all claims, causes of action, losses, liabilities, damages, Taxes, assessments, penalties, judgments, costs or expenses (including reasonable attorneys' fees and disbursements) (individually, the "Loss" and collectively, the "Losses") incurred, directly or indirectly by Buyer, based upon, arising out of or otherwise in respect of (a) any breach of any of the representations, warranties, covenants or agreements of Seller contained in this Agreement or any instrument or agreement delivered in connection with this Agreement, (b) any Pre-Closing Liabilities, (c) any liability including any liability asserted by a third party against Buyer which arises out of or is in any way connected with the ownership or use of the Purchased Assets or the operation of the Home Canning Supplies Business on or prior to the Closing, and (d) any liability including any liability asserted by a third party which arises out of or is in any way connected with Kerr Pre-Closing Inventory.

         12.2 Obligation of Buyer to Indemnify. Subject to Section 11, Buyer agrees to indemnify, defend, and hold harmless Seller from and against any Losses incurred, directly or indirectly by Seller, based upon, arising out of or otherwise in respect of (a) any breach of any of the representations, warranties, covenants or agreements of Buyer contained in this Agreement or any instrument or agreement delivered in connection with this Agreement, (b) any liability, including any liability asserted by a third party against Seller which arises out of or is in any way connected with the ownership or the use by Buyer of the Purchased Assets or the operation of the Home Canning Supplies Business after the Closing, except any liability which arises out of or is in any way connected with Kerr Pre-Closing Inventory, and (c) any Assumed Liabilities.

         12.3    Notice and Opportunity to Defend.

         (a) Promptly after receipt by any party hereto (the "Indemnitee") of notice of any demand, claim or circumstance which would or might give rise to a claim or the commencement of any action, proceeding or investigation (an "Asserted Liability") that may result in a Loss, the Indemnitee shall give notice thereof (the "Claims Notice") to the party obligated to provide indemnification pursuant to Section 12.1 or 12.2 (the "Indemnifying Party"). The Claims Notice shall describe the Asserted Liability, and shall indicate the amount (to the extent known) of the Loss that has been or may be suffered by the Indemnitee.

         (b) The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability. Notwithstanding the foregoing, the Indemnitee may not settle or compromise any claim without the consent of the Indemnifying Party which consent shall not be unreasonably withheld. In any event, the Indemnitee and the Indemnifying Party may participate, at its own expense, in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

         12.4    Limitation of Liability.

         Except in respect of Sections 2.1, 2.2 and 10 (as to which the limitations expressed in this Section 12.4 shall not apply), neither party shall be entitled to any recovery from the other party under this Section 12 unless and until the amount of Losses suffered, sustained or incurred by the asserting party, or to which such party becomes subject, shall exceed $50,000 (and then only to the extent of such excess).

13.      Miscellaneous.

         13.1 Expenses. Each of Buyer and Seller shall bear its own expenses in connection with the execution, delivery, and performance of this Agreement and the consummation of the Contemplated Transactions. Each of Buyer and Seller represents and warrants to the other that no finder, broker or other agent shall be entitled to receive any fee, commission or other payment from either party in connection with the consummation of the Contemplated Transactions, except Lehman Brothers whose expenses shall be the sole responsibility of Seller. Buyer shall bear all expenses associated with the legalization, authentication, or recording of the License with the United States Patent and Trademark Office. In the event that Buyer or Seller proceed with an action, suit or proceeding to enforce their rights hereunder, the prevailing party shall be entitled to be reimbursed for all fees and expenses incurred by it in connection with such action, suit or proceeding, including reasonable attorneys' fees.

         13.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by facsimile transmission (with a copy printed as confirmation) or, if mailed, five (5) days after the date of deposit in the United States mail, as follows:

         (a)     if to Buyer, to:

                 Alltrista Corporation
                 Attention:  Thomas B. Clark
                 301 South High Street
                 P. O. Box 5004
                 Muncie, Indiana 47305-2326
                 Facsimile:  (317) 281-5400

                 with a copy to:

                 Bingham Summers Welsh & Spilman
                 Attention:  Joseph E. DeGroff, Esq.
                 2700 Market Tower
                 10 West Market Street
                 Indianapolis, Indiana 46204-2982
                 Facsimile:  (317) 236-9907

         (b)     if to Seller, to:

                 Kerr Group, Inc.
                 Attention:  D. Gordon Strickland
                 1840 Century Park East

                 Los Angeles, California 90067
                 Facsimile:  310-282-8011

                 with a copy to:

                 Willkie Farr & Gallagher
                 Attention:  Steven J. Gartner
                 One Citicorp Center
                 155 E. 53rd Street
                 New York, New York  10022-4677
                 Facsimile:  212-821-8111

Any party may by notice given in accordance with this Section to the other party designate another address or person for receipt of notices hereunder.

         13.3 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) contains the entire agreement between the parties with respect to the purchase of the Purchased Assets, the License, and related transactions, and supersedes all prior agreements, written or oral, with respect thereto.

         13.4 Waivers and Amendments; Remedies. This Agreement may be amended, and the terms hereof may be waived, only by a written instrument signed by Buyer and Seller and, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The remedies set forth in this Agreement shall be cumulative and no one shall be construed as exclusive of any other or of any remedy provided by law and failure of any party to exercise any remedy at any time shall not operate as a waiver of the right of such party to exercise any remedy for the same or subsequent default at any time.

         13.5 Arbitration. The parties agree that any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. Buyer and Seller shall each select one person to act as arbitrator, and the two selected shall select a third arbitrator within ten (10) days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration proceedings shall take place in Chicago, Illinois unless Buyer and Seller mutually agree otherwise. The parties shall each bear their own costs and expenses and an equal share of the arbitrators' fees and expenses; provided, however, that the arbitrators shall have the discretion to award costs and attorneys fees to the prevailing party.

         The procedures specified in this Section shall be the sole and exclusive procedures for the resolution of disputes between the parties arising out of or relating to this Agreement; provided, however, that a party may seek a preliminary injunction or other preliminary judicial relief if in its judgment such action is necessary to avoid irreparable harm. Despite such action, the parties will continue to participate in good faith in the procedures specified in this Section.

         13.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

         13.7 Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This rights and obligations of any party to this Agreement shall not be assignable by such party without the prior written consent of all other parties to this Agreement. For purposes of this Agreement, "successors" shall include any subsidiaries of the parties to this Agreement, whether now existing or hereafter formed, any successors of the parties by merger or other business combination, and any subsidiaries of the successors and assigns of the parties.

         13.8 Counterparts. This Agreement may be executed by the parties hereto manually or by facsimile signatures in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

         13.9 Exhibits and Schedules. The Exhibits and Schedules are a part of this Agreement as if fully set forth herein.

         13.10 Headings and Gender. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. Whenever in this Agreement any masculine, feminine or neuter pronoun is used, such pronouns shall also include the other genders whenever required by context.

         13.11 Severability. The provisions of this Agreement are severable and the invalidity of any one or more provisions of this Agreement does not affect or limit the enforceability of the remaining provisions.

         IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date and year first above written.

                                KERR GROUP, INC.


                                By: /s/  Geoffrey A. Whynot
                                   ----------------------------------
                                   Geoffrey A. Whynot
                                   Vice President and
                                   Treasurer


                                ALLTRISTA CORPORATION


                                By: /s/  William L. Skinner
                                   ---------------------------------
                                   William L. Skinner
                                   Senior Vice President